OMEGA GERAÇÃO S.A. Publicly-Listed Company CNPJ No. 09.149.503/0001-06 NIRE 31.300.093.10-7 | CVM Code No. 02342-6	OMEGA ENERGIA S.A. Publicly-Listed Company CNPJ No. 42.500.384/0001-51 NIRE 35.300.571.85-1| CVM Code No. 2644-1

MATERIAL FACT

OMEGA GERAÇÃO S.A. (“Omega Geração” – Novo Mercado ticker: OMGE3) and OMEGA ENERGIA S.A. (“Omega Energia” – Novo Mercado ticker: MEGA3 – and, together with Omega Geração, the “Companies”), in compliance with the provisions of Article 157, section 4 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”) and the CVM Resolution No. 44, of August 23, 2021 (“Resolution 44”), of the Brazilian Securities and Exchanges Commission (Comissão de Valores Mobiliários) (the “CVM”), in continuity with the material facts disclosed by Omega Geração on 9.24.2021, 10.7.2021, 10.28.2021, and in accordance with the Notice to the Shareholders disclosed by the Companies on 12.19.2021, hereby publicly informs its shareholders and the market in general as follows:

As disclosed, on this date, the business combination between the Companies was consummated through the merger of all shares issued by Omega Geração by Omega Energia ("Merger of Shares" or "Operation"). As a result of the consummation of the Operation, Omega Geração's shares are no longer traded on the stock exchange as of today, except for the trades carried out up to and including the present date.

More information about the start of trading Omega Energia's shares on the special segment of the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) called Novo Mercado, under code "MEGA3", can be found in the notice to shareholders dated on 12.19.2021

Belo Horizonte and São Paulo, December 23, 2021.

Andrea Sztajn Chief Financial and Investor Relations Officer OMEGA GERAÇÃO	Livia Mariz Junqueira Chief Executive, Financial and Investor Relations Officer OMEGA ENERGIA